

July 19, 2018

Yanming Liu
Chief Executive Officer
Greenland Acquisition Corp.
Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang'an Street
Dongcheng District, Beijing
People's Republic of China

> **Re: Greenland Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 16, 2018**
> **File No. 333-226001**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1. We note that the registration rights agreement filed as Exhibit 10.7 includes an arbitration provision. Please tell us whether such provision applies to claims under the federal securities laws.

Yanming Liu
Greenland Acquisition Corp.
July 19, 2018
Page 2

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Stuart Neuhauser, Esq.